Exhibit 99.1

PRESS RELEASE

iKang Healthcare Group, Inc.

ADOPTS RIGHTS AGREEMENT

BEIJING, December 2, 2015— The Board of Directors of iKang Healthcare Group, Inc. (the “Company”) today adopted a Rights Agreement and authorized the issuance of one Right for each outstanding Class A Common Share and Class C Common Share (the “Rights Plan”). After careful consideration, the Board of Directors of the Company (the “Board”) deemed it appropriate and prudent to adopt the Rights Plan at this time in order to ensure that all shareholders of the Company receive fair and equal treatment in the event that an unsolicited attempt is made to acquire the Company outside of the process led by the special committee of independent directors of the Company (the “Special Committee”), which was formed to consider the possibility of a “going private” transaction involving the Company.

As disclosed on September 10, 2015, the Special Committee was formed following the submission of a non-binding “going private” proposal by Ligang Zhang (“Mr. Zhang”), founder, chairman and chief executive officer of the Company and certain of his affiliated entities, and FV Investment Holdings (the “Founder Buyer Group Proposal”). Subsequently, a non-binding competing “going private” proposal was submitted by Jiangsu Sanyou Group Co., Ltd., Cathay Capital Private Equity SAS, Shenzhen Ping An Decheng Investment Co., Ltd., Taiping Guofa (Suzhou) Capital Management Co., Ltd., Sequoia China Investment Management LLP and Huatai Ruilian Fund Management Co., Ltd. (the “Jiangsu Sanyou Buyer Group Proposal”).

The Special Committee will carefully consider and evaluate, with the assistance of the Special Committee’s independent financial and legal advisors, the Jiangsu Sanyou Buyer Group Proposal, the Founder Buyer Group Proposal and the Company’s strategic alternatives. The adoption of the Rights Plan will ensure that the Special Committee and the Board have sufficient time to duly consider and pursue any strategic alternatives of the Company that are in the best interests of the Company and its shareholders, and does not prevent the Special Committee or the Board from considering or accepting any acquisition proposal if the Board (acting upon the recommendation of the Special Committee) determines that such action is fair, advisable and in the best interests of the Company and its shareholders.

Pursuant to the Rights Plan, until the earlier of (i) the Company’s announcement that a person or group has acquired 10% or more of the Company’s Class A Common Shares (an “Acquiring Person”) or the date and time on which any Acquiring Person has acquired more than 50% of the Company’s Class A Common Shares (in either case, the “Flip-in Date”) and (ii) the tenth business day, or such later date designated by the Board, after any person or group commences a tender or exchange offer that will result in such person or group owning 10% or more of the Company’s Class A Common Shares, the Rights will be evidenced by the Common Share certificates, will automatically trade with the Common Shares and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase one Class A Common Share for an exercise price of $80.

Upon the occurrence of the Flip-in Date, each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will entitle its holder to purchase, for the exercise price, a number of the Company’s Class A Common Shares having a market value of twice the exercise price. Also, if after an Acquiring Person controls the Company’s Board of Directors or is the owner of 50% or more of the Company’s Class A Common Shares, the Company is involved in a merger or sells assets representing more than 50% of its assets, operating income or cash flow and, in the case of a merger, the Acquiring Person will receive different treatment than all other shareholders or the transaction is with the Acquiring Person, each Right will entitle its holder to purchase, for the exercise price, a number of shares of common shares of the Acquiring Person having a market value of twice the exercise price. If any person or group acquires between 10% and 50% of the Company’s Class A Common Shares, the Board may, at its option, exchange one share of the Company’s Class A Common Stock for each Right.

The record date to determine shareholders of the Company entitled to receive the Rights is December 13, 2015. The Rights Plan will expire no later than December 2, 2016 unless renewed by the Board.

The Rights may be redeemed exclusively by the Special Committee for $0.001 per Right prior to the Flip-in Date, and the Rights Plan may be amended by the Company (acting upon the recommendation or direction of the Special Committee).

A letter to shareholders regarding the Rights Agreement and a Summary of certain terms of the Rights Agreement will be mailed to shareholders.

The Company retained Sullivan & Cromwell LLP as its U.S. legal adviser and Conyers Dill & Pearman as its Cayman Islands legal adviser in connection with the foregoing.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs. For the first six months ended September 30, 2015, the Company served a total of 2,281,000 customer visits.

As of November 30, 2015, iKang’s nationwide network consisted of 80 (1) self-owned medical centers covering 22 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 80 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

For additional information, contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang.ir@fleishman.com

iKang Healthcare Group Inc